

Arden Group, Inc.



Annual Report

Daniel Lembark

1924 – 2003

This Annual Report is dedicated to Daniel Lembark who served as a Director on the Board of your Company for 25 years until his passing. His wise counsel and positive attitude will be sorely missed. We express our gratitude to Mr. Lembark for his loyalty, commitment and many contributions to the success of Arden Group, Inc.



Financial Highlights

	2002	2001	2000
Sales	$401,378,000	$391,880,000	$359,994,000
Operating income	22,343,000	20,112,000	19,838,000
Interest and other income (expense), net	1,644,000	1,926,000	1,019,000
Income before income taxes	23,987,000	22,038,000	20,857,000
Income tax provision	9,641,000	8,731,000	8,498,000
Net income	$ 14,346,000	$ 13,307,000	$ 12,359,000
Net income per common share:			
Basic	$ 4.28	$ 3.93	$ 3.52
Diluted	$ 4.26	$ 3.92	$ 3.52

Arden Group Corporate Profile

Arden Group is a holding company which, through
its Gelson's Markets subsidiary, operates eighteen supermarkets
in Southern California.
Arden Group is headquartered in Compton, California.
Its Class A Common Stock is traded on the over-the-counter
NASDAQ System under the symbol ARDNA.

To Our Shareholders

We are pleased to report another successful year for Arden Group. Sales and net income increased even though we are experiencing a poor economy and an extremely competitive environment, as well as substantial increases in the cost of doing business.

Arden Group's subsidiary, Gelson's Markets, currently operates 18 supermarkets in Southern California of which 17 locations operate under the name "Gelson's" and one under the name "Mayfair." Gelson's and Mayfair are high-end, full service supermarkets that offer a broad selection of products with an emphasis on premium perishables and customer service. All stores are maintained in accordance with the highest standards.

Our dedicated employees work hard to provide our Gelson's customers with the ultimate shopping experience every day. In this constantly changing and competitive environment, we continually strive to anticipate our customers' preferences and maintain our reputation as "The Super Market."

Mr. William Roulette, Senior Vice President of Operations for Gelson's Markets, has elected to retire after 37 years of dedicated service. Bill joined Gelson's as our North Hollywood Store Director in 1966 and has become one of our long time executives who are the key to the success of Gelson's. We are very sorry to see him leave but recognize his very well-earned retirement.

Operating Results

Sales

Sales for the Company's 18 supermarkets totaled $401,378,000 in 2002. This represents a 2.4% increase over 2001 when sales were $391,880,000. Approximately 1.6% of the 2.4% increase in 2002 is attributable to the opening of the Pasadena store which operated twelve months in 2002 compared to three months in the prior year. Same store sales increased 1.0% in 2002.

Net Income

Net income grew 7.8% to $14,346,000 in 2002 compared to $13,307,000 in 2001. Basic net income per common share increased to $4.28 in 2002 compared to $3.93 in the prior year. Earnings from May through October were negatively impacted in the amount of $1.6 million as a result of a reinstatement of contributions to a multi-employer union pension plan. Pension contributions have recommenced effective March 2003. The Company also incurred an increased annual expense of $1.9 million to purchase workers' compensation insurance for the policy year commencing October 2002. We are also experiencing increased premiums for most of our other insurance policies as they come due as well as increased union health and welfare costs. All of these expenses will continue in effect in 2003.

The Company's gross profit as a percent of sales increased to 43.5% in 2002 compared to 42.3% in 2001. Product pricing decisions, additional buying allowances and, to a limited extent, lower cost of supplies have contributed to the increase in margin.

Delivery, selling, general and administrative ("DSG&A") expense as a percent of sales was 37.9% in 2002 compared to 37.1% in 2001. The union pension contribution reinstatement, higher workers' compensation premiums and escalating union health and welfare costs contributed significantly to the increase in DSG&A.

Capital expenditures of $4,023,000 in 2002 were primarily limited to maintaining the overall condition of our existing stores. We have budgeted considerably more money in 2003 which would include major remodels of certain existing stores and the conversion earlier this year of a Mayfair to a Gelson's Market. The remodel of these locations and conversion of the last Mayfair are subject to, among other things, necessary landlord and governmental approvals.

We continue to look for new locations which meet the demographic requirements of a Gelson's supermarket. Many areas of Southern California meet our population and disposable income requirements, but identifying available space within these populated areas has become difficult. Nonetheless, the Company has an ongoing program of evaluating new store locations for possible additions.

The Company's directors and I would like to thank our 2,360 employees who have contributed to making 2002 a rewarding year. We would also like to thank our suppliers and you, our shareholders, for your continued trust and support.

In February 2003, Mr. Daniel Lembark, a dedicated Director of the Company for 25 years, passed away. Dan Lembark made an outstanding contribution to Arden and will be sorely missed. Mr. Steven Romick was elected by the Board of Directors to fill the vacancy. Mr. Romick is a Senior Vice President of First Pacific Advisors, Inc.



Bernard Briskin
Chairman of the Board,
President and Chief Executive Officer

April 2, 2003

Five Year Selected Financial Data

(Dollar Amounts in Thousands, Except Share and Per Share Data)	*2002*	*2001*	*2000*	*1999*	*1998*
Operations For The Year:					
Sales	$ 401,378	$ 391,880	$ 359,994	$ 324,168	$ 296,487
Gross profit	174,462	165,578	149,110	131,722	119,892
Operating income	22,343	20,112	19,838	16,830	16,010
Other income (expense), net	1,644	1,926	1,019	1,009	1,085
Income tax provision	9,641	8,731	8,498	6,122	7,014
Net income	$ 14,346	$ 13,307	$ 12,359	$ 11,717	$ 10,081
Depreciation and amortization	$ 8,139	$ 7,872	$ 6,719	$ 5,824	$ 5,618
Financial Position At Year-End:					
Total assets	$ 137,353	$ 121,526	$ 118,160	$ 111,279	$ 93,126
Working capital	48,760	27,868	27,424	24,677	25,747
Long-term debt	2,283	3,134	6,735	8,322	6,369
Stockholders' equity	101,191	85,139	77,267	69,276	58,358
Capital expenditures	4,023	10,066	9,882	19,630	4,244
Per Share Data:					
Net income per share - basic	$ 4.28	$ 3.93	$ 3.52	$ 3.27	$ 2.81
Net income per share - diluted	$ 4.26	$ 3.92	$ 3.52	$ 3.27	$ 2.81
Basic weighted average shares outstanding	3,355,020	3,389,234	3,513,028	3,585,472	3,585,472
Diluted weighted average shares outstanding	3,365,961	3,398,671	3,515,117	3,585,472	3,585,472

All years are 52 weeks.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of Arden Group, Inc. (the "Company"). Certain statements contained in Management's Discussion and Analysis, in other parts of this report and in other Company filings are forward-looking statements. These statements discuss, among other things, future sales growth, operating results and financial condition. Forward-looking statements reflect the Company's current plans and expectations regarding important risk factors and are based on information currently available to us.

The Company cautions readers that any forward-looking statements contained in this report or made by the management of the Company involve risks and uncertainties, and are subject to change based on various important factors. The following factors, among others, could affect the Company's financial results and could cause the Company's financial performance to differ materially from the expectations expressed in any forward-looking statement made by or on behalf of the Company:

- the strength of the U.S. economy, in particular, the economic conditions in Southern California;
- the effects of and changes in fiscal policies and laws, as well as, changes in accounting policies and practices;
- inflation or deflation;
- potential business disruptions from acts of terrorism or national emergencies;
- the impact of fluctuations in the Company's stock price on compensation expense;
- the ability of vendors, including Unified Western Grocers, Inc., to continue providing products and services in a timely manner;
- consolidations in the supermarket industry and competition from other supermarkets and food retailers, some of which are non-union;
- the ability to renew current leases at favorable rates;
- the ability of the Company to materially increase sales at its new Pasadena store which is dependent upon, among other things, the nature and success of the other tenants' businesses in the center and the ability of potential Gelson's customers to accept and use the center's underground parking and validation system;
- whether the landlord of the Century City Shopping Center implements a major construction project, the details of such project as and if implemented, and the effect of such project on the Gelson's store;
- the amount of future premium increases incurred by the Company in order to maintain adequate insurance coverage;
- the impact of the Company's workers' compensation safety records and claims experience and any changes to the insurance industry's rating process and premium schedules on workers' compensation expense;
- the retirement of existing senior management;
- the term of any future suspension and subsequent reinstatement of union pension contributions, the number of hours worked by the applicable union employees, the required rate of contribution and the future rate of return received by the union pension plans on their investments;
- the adequacy of self-insurance reserves for reported claims and incurred but not reported claims and the rate of increase in health care costs;
- the impact of uninsured losses;
- any changes in assumptions or market conditions that could affect management's estimate of future cash flows when evaluating assets for impairment.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions about future events that may affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Management has established accounting policies that they believe are appropriate in order to ensure the accurate reporting of the Company's operating results, financial position and cash flows. The Company applies these accounting policies in a consistent manner. Management bases their estimates on historical experience, current and expected economic conditions and various other factors that management believes to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company reevaluates these significant factors and makes adjustments where facts and circumstances dictate. Future events and their effects cannot be determined with absolute certainty, and therefore actual results may differ from these estimates.

Management believes that the following accounting policies are the most critical in the preparation of the Company's financial statements because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain.

Investments

Investments are accounted for under the provisions of Statement of Financial Accounting Standards No. ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. Debt securities for which the Company does not have the intent or ability to hold to maturity and equity securities are classified as available-for-sale investments and any unrealized holding gains and losses are included as a separate component of stockholders' equity.

Inventories

The Company estimates inventory adjustments based on historical experience derived from periodic physical inventories and other factors. Allowances for inventory adjustments are recorded based on these estimates to properly reflect inventory at the balance sheet date.

Impairment of Long-Lived Assets

The Company monitors the carrying value of long-lived assets for potential impairment each quarter whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Impairment is determined by comparing projected undiscounted cash flows to be generated by the asset to its carrying value. If impairment is identified, a loss would be recorded equal to the excess of the asset's net book value over the asset's fair value.

General & Auto Liability Costs

The Company is primarily self-insured for losses related to general and auto liability claims for up to $250,000. Accruals are based on reported claims and an estimate of claims incurred but not reported. While the ultimate amount of claims incurred are dependent on future developments, in management's opinion, recorded reserves are adequate to cover the future payment of claims.

Revenue Recognition

The Company recognizes revenue at the time of sale. Discounts given to customers are recorded at the point of sale as a reduction of revenues. The Company maintains a bad debt allowance for receivables from vendors and Gelson's credit card sales. Valuation reserves are adjusted periodically based on historical recovery rates.

Merchandise Costs

Vendor rebates, credits and promotional allowances that relate to the Company's buying and merchandising activities, including lump-sum payments associated with long-term contracts, are recorded as a component of merchandise costs as they are earned in accordance with the underlying agreement.

Stock Options and Stock Appreciation Rights

The Company accounts for its Stock Option Plan using the intrinsic value based method prescribed in Accounting Principles Board Opinion No. ("APB") 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized in the Company's Statements of Operations and Comprehensive Income for fiscal years 2002, 2001 or 2000. SFAS 123, "Accounting for Stock-Based Compensation," encourages adoption of a fair value based method for valuing the cost of stock-based compensation. However, it allows companies to use the intrinsic value based method prescribed by APB 25 and disclose pro forma net earnings and earnings per share in accordance with SFAS 123.

Stock-based compensation under the stock appreciation rights ("SARs") program is subject to variable accounting in accordance with Financial Accounting Standards Board Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans." As a result, changes in the market price of the Company's Class A Common Stock impacts the SARs compensation charge.

Results of Operations

2002 Compared to 2001

Income before income taxes in 2002 increased 8.8% to $23,987,000 compared to $22,038,000 during 2001. Operating income increased 11.1% to $22,343,000 in 2002 compared to $20,112,000 in 2001.

Sales from the Company's 18 supermarkets (all of which are located in Southern California) were $401,378,000 in 2002. This represents an increase of 2.4% over 2001, which were $391,880,000. The majority of the sales increase is attributable to the opening of the Pasadena store in September 2001. Same store sales increased 1.0% in 2002 compared to the prior year.

In September 2001, the Company opened a Gelson's Market in a multi-use center in Pasadena, California which is currently performing significantly below management's expectations. Sales at the Pasadena store should improve as existing retail tenants become more established and potential Gelson's customers accept and use the underground parking at the center. However, the occurrence of these events does not guarantee that sales at the Pasadena store will increase to originally estimated levels. Enhancements have recently been made to the interior of the store, as well as to traffic flow in the garage and signage, but these changes have not yet resulted in a significant increase in sales. If sales at the Pasadena store do not materially increase, the Company's fixed assets at that store could become impaired. The Company has the right, under certain circumstances, to terminate its lease in the Spring of 2005 which would result in a significant write-off of fixed assets and other costs.

The Company's gross profit as a percent of sales was at 43.5% in 2002 compared to 42.3% in 2001. Product pricing decisions, additional buying allowances and, to a limited extent, lower cost of supplies have contributed to the increase in margin.

Delivery, selling, general and administrative ("DSG&A") expense as a percent of sales was 37.9% in 2002 compared to 37.1% in 2001. Effective May 2002, the Company's contributions to a multi-employer union pension plan were reinstated for a period of six months. As described below, payments to the union pension plan had been suspended since late 1999. The additional cost related to the contribution reinstatement was approximately $1,638,000 in 2002. DSG&A expense as a percent of sales also increased in 2002 due in part to the inclusion of the Pasadena store for a full fiscal year. In addition, an increase in workers' compensation premiums and union health care costs contributed to the rise in DSG&A expense. Compensation expense relating to SARs decreased from $1,223,000 in 2001 to $481,000 in 2002.

The Company contributes to several multi-employer union pension plans. Contributions to the union pension plan, covering a majority of the Company's employees, were suspended in 1999. In May 2002, the Southern California United Food & Commercial Workers Unions and the Food Employers Joint Trust Funds (the "Trust") reinstated, for six months, the contribution requirement for all companies with employees belonging to these unions. Contributions to the multi-employer union pension fund were suspended by the Trust for hours worked during the four-month period beginning November 2002 and ending February 2003 and reinstated for hours worked commencing March 2003. During the six month reinstatement period in fiscal 2002, the Company incurred average incremental monthly expense of approximately $273,000. The actual pension payment is dependent upon straight-time hours worked and the required rate of contribution.

Stock-based compensation is subject to variable accounting in accordance with Financial Accounting Standards Board Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans." As a result, changes in the market price of the Company's Class A Common Stock impacts the compensation charge related to SARs. Assuming the Company's stock price remains at the December 28, 2002 closing price of $60.95, the Company anticipates 2003 SARs compensation expense of approximately $95,000 on an after-tax basis related to the additional vesting of SARs. Each dollar increase or decrease in the Company's stock price will result in approximately $23,000 after tax compensation expense or expense reduction to the extent compensation expense was previously recognized, respectively. The above estimates are based on the number of outstanding SARs as of December 28, 2002. The exercise of these SARs or the issuance of additional SARs would cause the estimates to vary.

Since October 1995, the Company has purchased guaranteed costs workers' compensation insurance. Effective October 2002, the annual premium for workers' compensation increased $1,900,000 over the prior year due primarily to the expiration of a low premium policy and to industry wide price increases. Earlier in 2002, California passed legislation effective January 2003, aimed at reforming the workers' compensation insurance system in the state. At this point in time, the Company is unable to predict how this legislation will impact the insurance industry's rating process and, ultimately, the long-term effect on future premiums. The Company devotes substantial time and commitment to maintaining a safe work environment and continues to review opportunities to contain workers' compensation insurance costs.

The Company is primarily self-insured for losses related to general and auto liability claims for up to $250,000. Accruals are based on reported claims and an estimate of claims incurred but not reported. The Company's liability reserve for unpaid and incurred but not reported claims at December 28, 2002 was approximately $1,057,000. While the ultimate amount of claims incurred are dependent on future developments, in management's opinion, recorded reserves are adequate to cover the future payment of claims.

The Company also carries property, business interruption, fiduciary, directors and officers, crime, earthquake, special event and employee practices liability insurance. Management believes, based on recent and past experience, that current insurance coverage is adequate to meet the requirements of the Company.

The Company procures approximately 22% of its product through Unified Western Grocers, Inc. ("Unified"), a grocery cooperative. As a member-patron, the Company is required to provide Unified with certain minimum deposits and credit in order to purchase product from the cooperative. As of December 28, 2002, the Company had approximately $1,418,000 on deposit with Unified. The minimum deposit requirement is satisfied through a combination of cash, credit and ownership of equity shares in Unified. In September 2002, Unified's Board of Directors authorized a quasi-reorganization that eliminated its accumulated deficit in retained earnings and restated assets and liabilities to their fair values. Unified's Board of Directors has adopted an equity enhancement plan for its 2002 fiscal year. Under the equity enhancement plan, member-patrons will receive five-year low interest bearing subordinated patronage dividend certificates in lieu of amounts previously paid in cash and Class B shares. In 2002, the Company earned approximately $149,000 in subordinated patronage dividend certificates. In the event Unified continues to incur reductions in earned surplus, the Company may face impairment issues relating to the deposits provided to Unified. In view of the above, the Company has currently elected not to recognize the 2002 patronage dividend as income until the certificates are redeemed. The Company will evaluate this policy on an annual basis based on facts and circumstances as they exist in the future.

Interest and dividend income was $1,867,000 in 2002 compared to $2,166,000 for 2001 primarily due to lower interest rates in 2002.

Interest expense decreased to $321,000 in 2002 from $596,000 in 2001 primarily due to the prepayment of fixture financing debt in October 2001.

Other income includes gains realized on investments of $98,000 and $383,000 in 2002 and 2001, respectively.

Unrealized gains on investments were $885,000 (net of income tax expense of $608,000) in 2002 compared to unrealized losses of $652,000 (net of income tax benefits of $449,000) in 2001.

A major road improvement project has commenced along Santa Monica Boulevard in West Los Angeles, California, which is estimated to last approximately three years. At some times during the construction schedule, construction will occur directly in front of, or very close to, the Century City Shopping Center, where Gelson's has its Century City store. It can be expected that the sales of the Century City store will be negatively impacted during the period when the construction is at or near the Century City Shopping Center, but that access to the shopping center is expected to be improved once the roadway project has been completed. In addition, the landlord of the Century City Shopping Center has discussed with Gelson's the landlord's tentative plans for a major construction project which could result in the relocation of the movie theaters and other tenants to newly constructed areas immediately adjacent to the Gelson's store. Those plans also include the expansion of the Gelson's store. The Company does not know if or when this project might begin or how long it could take. The project is in the very preliminary planning and discussion stage. The Company expects, however, that the sales of the Century City store will be negatively affected during this construction. Although the Company also expects that the parking for Gelson's customers would be adversely affected by relocating the theaters and other tenants to the immediate vicinity of the Gelson's store, it also anticipates that the relocation will increase foot traffic in the vicinity of the store and that the expanded store with additional facilities and services and the increased foot traffic will increase the number of customers.

During 2001, the Company repurchased and retired 109,927 shares of Class A Common Stock for an aggregate purchase price of approximately $4,783,000. All shares were repurchased in private transactions with sellers not affiliated with the Company. In addition, 1,000 and 4,400 shares of Class B Common Stock were exchanged for Class A Common Stock shares during 2002 and 2001, respectively.

2001 Compared to 2000

Income before income taxes in 2001 increased 5.7% to $22,038,000 compared to $20,857,000 during 2000. Operating income increased 1.4% to $20,112,000 in 2001 compared to $19,838,000 in 2000.

Sales from the Company's 18 supermarkets (all of which are located in Southern California) were $391,880,000 in 2001. This represents an increase of 8.9% over 2000, when sales were $359,994,000. The majority of the sales increase is attributable to the opening of new stores in Irvine, Dana Point and Pasadena, California in September 2000, January 2001 and September 2001, respectively. Same store sales increased 2.3% in 2001 compared to the prior year. The increase in same store sales reflects to some extent the positive impact of store remodel activity and pricing.

In September 2001, the Company opened a Gelson's Market in a multi-use center in Pasadena, California which performed below management's expectations. Management expects sales to improve as consumers respond to a local advertising and pricing campaign, the apartments located above the store are occupied, existing retail tenants become more established and enhancements to parking and traffic flow are implemented. However, the occurrence of these events does not guarantee that sales at the Pasadena store will increase to originally anticipated levels.

The Company's gross profit as a percent of sales was at 42.3% in 2001 compared to 41.4% in 2000. Added controls over product costs, product pricing decisions and increased buying and promotional allowances contributed to the increase in margins.

DSG&A expense as a percent of sales was 37.1% in 2001 compared to 35.9% in 2000. The Company recognized compensation expense related to SARs of approximately $816,000 and $1,223,000 during the fourth quarter and year ended December 29, 2001, respectively, due to an increase in the Company's stock price in 2001. Earnings per share decreased $.14 and $.21 per share during the fourth quarter and year ended December 29, 2001, respectively, as a result of this charge to compensation expense compared to $.03 per share during the fourth quarter and year ended December 30, 2000. Salaries and promotions expense in 2001 increased due to the opening of new stores, as described above. In addition, a substantial increase in workers' compensation premiums also contributed to the rise in DSG&A expense in spite of the Company's favorable claims experience.

The Company contributes to several multi-employer union pension plans. Contributions to the union pension plan, covering the majority of the Company's employees, were suspended during 2001 and 2000. The pension plan trustees have reserved the right to reinstate the pension contribution with minimal notice. If reinstated, we anticipate that the additional pension expense could have a significant impact on the Company's financial position, results of operations and cash flows.

The Company is primarily self-insured for losses related to general and auto liability claims for up to $250,000 and $100,000, respectively. Accruals are based on reported claims and an estimate of claims incurred but not reported. The Company's liability reserve for unpaid and incurred but not reported claims at December 29, 2001 was approximately $1,199,000. While the ultimate amount of claims incurred are dependent on future developments, in management's opinion, recorded reserves are adequate to cover the future payment of claims.

The Company also carries workers' compensation, property, business interruption, fiduciary, directors and officers, crime, earthquake and special event liability insurance. Management believes that based on recent and past experience, current insurance coverage is adequate to meet the requirements of the Company.

The Company procures approximately 22% of its product through Unified, a grocery cooperative. As a member-patron, the Company is required to provide Unified with certain minimum deposits in order to purchase product from the cooperative. As of December 29, 2001, the Company had approximately $1,606,000 on deposit with Unified. The minimum deposit requirement is satisfied through a combination of cash and ownership of equity shares in Unified. Unified has recognized reductions in earned surplus in each of its fiscal years ending September 29, 2001 and September 30, 2000. Unified's Board of Directors has adopted an equity enhancement plan for its 2002 fiscal year. Under the equity enhancement plan, member-patrons will receive interest bearing subordinated patronage dividend certificates in lieu of amounts previously paid in cash. The Company has historically received less than $120,000 annually in patronage dividends in the form of cash and Class B shares. In the event Unified continues to incur reductions in earned surplus, the Company may face impairment issues relating to the deposits provided to Unified.

Interest and dividend income was $2,166,000 in 2001 compared to $2,265,000 for 2000 primarily due to lower interest rates and lower average levels of interest bearing investments in 2001.

Interest expense decreased to $596,000 in 2001 from $782,000 in 2000 primarily due to lower levels of fixture financing debt throughout the year and the prepayment of the balance in October 2001.

Other income (expense) includes gains (losses) realized on investments of $383,000 and ($434,000) in 2001 and 2000, respectively.

Unrealized losses on investments were $652,000 (net of income tax benefits of $449,000) in 2001 compared to unrealized gains of $445,000 (net of income tax expense of $306,000) in 2000.

During 2001, the Company repurchased and retired 109,927 shares of Class A Common Stock for an aggregate purchase price of approximately $4,783,000. All shares were repurchased in private transactions with sellers not affiliated with the Company. In addition, 4,400 shares of Class B Common Stock were exchanged for Class A Common Stock shares during 2001.

Liquidity and Capital Resources

The Company has an ongoing program to remodel existing supermarkets and to add new stores. Total 2002 capital expenditures were $4,023,000. As of December 28, 2002, authorized expenditures on incomplete projects for the purchase of property, plant and equipment totaled approximately $2,505,000. Of this total, approximately $1,584,000 has been contractually committed.

The Company is subject to a myriad of environmental laws, regulations and lease covenants with its landlords regarding air, water and land use, products for sale, and the use, storage and disposal of hazardous materials. The Company believes it substantially complies, and has in the past substantially complied, with federal, state and local environmental laws and regulations and private covenants. The Company cannot, at this time, estimate the expense it ultimately may incur in connection with any current or future violations; however, it believes any such claims will not have a material adverse impact on either the Company's consolidated financial position, results of operations or cash flows.

The Company's current cash position including investments, the lines of credit and net cash provided by operating activities are the primary sources of funds available to meet the Company's capital expenditures and liquidity requirements. See Note 8 of Notes to Consolidated Financial Statements for a description of the Company's credit lines.

The Company generated cash from operating activities of approximately $25,533,000 for the fifty-two weeks ended December 28, 2002. Cash flows from operating activities resulted primarily from net income plus non-cash expenses and changes in operating working capital, including the timing of estimated income tax payments.

The Company's total liabilities to equity ratio decreased to .36 at December 28, 2002 from .43 at December 29, 2001. The Company's current ratio was 2.55 at December 28, 2002 compared to 1.90 at December 29, 2001. The Company's current assets at the end of 2002 were approximately $21,389,000 more than at the end of 2001.

The Company's cash position, including investments, at the end of 2002 was $57,727,000 compared to $33,954,000 at the end of 2001. Cash not required for the immediate needs of the Company has been temporarily invested in commercial paper, marketable securities and a limited partnership that invests primarily in publicly traded, high yield bonds. All temporary investments are highly liquid except for the limited partnership investment of approximately $2,500,000 which allows for withdrawals on a quarterly basis. See Notes 1 and 2 of Notes to Consolidated Financial Statements. The Company is continually investigating opportunities for the use of these funds including the expansion and remodeling of its supermarket operations.

The following table sets forth the Company's contractual cash obligations and commercial commitments as of December 28, 2002.

Contractual Cash Obligations

(In Thousands)	*Total*	*Less Than 1 Year*	*1-3 Years*	*4-5 Years*	*After 5 Years*
7% Subordinated Income Debentures Due September 2014 Including Interest	$ 2,260	$ 86	$ 172	$ 172	$ 1,830
Capital Lease Obligations Including Interest	1,635	348	694	593	
Operating Leases	104,296	7,274	14,705	13,446	68,871
Total Contractual Cash Obligations	$108,191	$ 7,708	$15,571	$14,211	$70,701

Other Commercial Commitments

(In Thousands)	*Total*	*Less Than 1 Year*	*1-3 Years*	*4-5 Years*	*After 5 Years*
Standby Letter of Credit (1)	$ 244	$ 244			

(1) The standby letter of credit is maintained pursuant to the Company's workers' compensation self-insurance requirements for open claims incurred prior to 1976.

Recent Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." These statements change the accounting for business combinations and goodwill in two significant ways. SFAS 141 requires that the purchase method of accounting be used for business combinations. Use of the pooling-of-interests method will be prohibited. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Adoption of SFAS 141 and 142 in the Company's 2002 fiscal year did not have an impact on the consolidated financial statements.

In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 144 establishes one accounting model, based on the framework established in SFAS 121, for the recognition, measurement and reporting of impairment of long-lived assets to be held and used, and of long-lived assets to be disposed of by sale. Adoption of SFAS 144 in the Company's 2002 fiscal year did not have an impact on the consolidated financial statements.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. This standard is not expected to have an impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation-Transaction and Disclosure – Transition and Disclosure." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company will adopt the disclosure only provision of this Statement effective with the first quarter of fiscal 2003.

Market Risk

The Company could be exposed to market risk from changes in interest rates on debt. The Company's exposure to interest rate risk relates to its $5,000,000 and $3,000,000 revolving lines of credit. Borrowings under the agreements bear interest as discussed in Note 8 of Notes to Consolidated Financial Statements. There were no borrowings outstanding under either line as of December 28, 2002. Consequently, a hypothetical 1% interest rate change would have no impact on the Company's results of operations.

A change in market prices also exposes the Company to market risk related to its investments which totaled $27,566,000 as of December 28, 2002. A hypothetical 10% drop in the market value of these investments would result in a $2,757,000 unrealized pretax loss and a corresponding loss of a like amount in the fair value of these instruments. This hypothetical drop would not affect cash flow and would not have an impact on earnings until the investments were disposed of or the decline is deemed permanent. In order to minimize the risk associated with market value fluctuations, the Company actively manages its exposure through the regular review of its investment portfolio. The review takes into consideration, among other things, the risk level of the individual investments, the amount invested in each and current economic conditions.

Consolidated Balance Sheets

(In Thousands, Except Share and Per Share Data)	*December 28, 2002*	*December 29, 2001*
Assets		
Current assets:		
Cash and cash equivalents	$ 30,161	$ 15,103
Investments	27,566	18,851
Accounts and notes receivable, net	5,412	6,519
Inventories	14,542	14,748
Other current assets	2,473	3,544
Total current assets	80,154	58,765
Property held for resale or sublease	51	728
Property, plant and equipment, net	52,454	56,618
Deferred income taxes	580	775
Other assets	4,114	4,640
Total assets	$ 137,353	$ 121,526
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable, trade	$ 15,306	$ 16,794
Other current liabilities	15,868	13,814
Current portion of long-term debt	220	289
Total current liabilities	31,394	30,897
Long-term debt	2,283	3,134
Other liabilities	2,485	2,356
Total liabilities	36,162	36,387
Commitments and contingent liabilities (Note 15)		
Stockholders' equity:		
Common Stock, Class A, $.25 par value; authorized 10,000,000 shares; 3,355,935 and 3,340,185 shares issued and outstanding for 2002 and 2001, respectively, including 1,357,200 treasury shares	839	835
Common Stock, Class B, $.25 par value; authorized 1,500,000 shares; 1,363,584 and 1,364,584 shares issued and outstanding for 2002 and 2001, respectively	341	341
Capital surplus	4,362	3,680
Notes receivable from officer/director		(135)
Unrealized gain (loss) on investments	232	(653)
Retained earnings	99,170	84,824
	104,944	88,892
Treasury stock, 1,357,200 shares at cost	(3,753)	(3,753)
Total stockholders' equity	101,191	85,139
Total liabilities and stockholders' equity	$ 137,353	$ 121,526

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income

(In Thousands, Except Share and Per Share Data)	2002	2001	2000
Sales	$ 401,378	$ 391,880	$ 359,994
Cost of sales	226,916	226,302	210,884
Gross profit	174,462	165,578	149,110
Delivery, selling, general and administrative expenses	152,119	145,466	129,272
Operating income	22,343	20,112	19,838
Interest and dividend income	1,867	2,166	2,265
Other income (expense), net	98	356	(464)
Interest expense	(321)	(596)	(782)
Income before income taxes	23,987	22,038	20,857
Income tax provision	9,641	8,731	8,498
Net income	$ 14,346	$ 13,307	$ 12,359
Other comprehensive income (loss), net of tax:			
Unrealized gain (loss) from investments:			
Unrealized holding gains (losses) arising during the period	732	(680)	184
Reclassification adjustment for realized losses included in net income	153	28	261
Net unrealized gain (loss), net of income tax expense (benefit) of $608 for 2002, ($449) for 2001 and $306 for 2000	885	(652)	445
Comprehensive income	$ 15,231	$ 12,655	$ 12,804
Net income per common share:			
Basic	$ 4.28	$ 3.93	$ 3.52
Diluted	$ 4.26	$ 3.92	$ 3.52
Weighted average common shares outstanding:			
Basic	3,355,020	3,389,234	3,513,028
Diluted	3,365,961	3,398,671	3,515,117

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(In Thousands, Except Share Data)	2002	2001	2000
Common Stock, Class A:			
Balance, beginning of year	$ 835	$ 862	$ 894
Purchase and retirement of common stock (109,927 shares in 2001 and 127,976 shares in 2000)		(28)	(32)
Shares issued under Stock Option Plan (14,750 shares)	4		
Exchange of stock		1	
Balance, end of year	839	835	862
Common Stock, Class B:			
Balance, beginning of year	341	342	342
Exchange of stock		(1)	
Balance, end of year	341	341	342
Capital surplus:			
Balance, beginning of year	3,680	3,766	3,866
Purchase and retirement of common stock		(86)	(100)
Shares issued under Stock Option Plan	682		
Balance, end of year	4,362	3,680	3,766
Notes receivable from officer/director:			
Balance, beginning of year	(135)	(135)	(175)
Principal received	135		40
Balance, end of year	0	(135)	(135)
Unrealized gain (loss) on investments:			
Balance, beginning of year	(653)	(1)	(446)
Net unrealized gain (loss)	885	(652)	445
Balance, end of year	232	(653)	(1)
Retained earnings:			
Balance, beginning of year	84,824	76,186	68,548
Net income	14,346	13,307	12,359
Purchase and retirement of common stock		(4,669)	(4,721)
Balance, end of year	99,170	84,824	76,186
Stockholders' equity before treasury stock	104,944	88,892	81,020
Treasury stock, at cost	(3,753)	(3,753)	(3,753)
Total stockholders' equity	$ 101,191	$ 85,139	$ 77,267

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(In Thousands)	*2002*	*2001*	*2000*
Cash flows from operating activities:			
Cash received from customers	$ 402,847	$ 392,698	$ 358,007
Cash paid to suppliers and employees	(369,881)	(364,624)	(334,693)
Interest and dividends received	1,604	1,935	2,029
Interest paid	(331)	(627)	(761)
Income taxes paid	(8,706)	(9,800)	(9,201)
Net cash provided by operating activities	25,533	19,582	15,381
Cash flows from investing activities:			
Capital expenditures	(4,023)	(10,066)	(9,882)
Purchases of investments	(21,667)	(4,637)	(2,614)
Sales of investments	14,686	282	5,797
Proceeds from the sale of property, plant and equipment	68	54	121
Other			(348)
Net cash used in investing activities	(10,936)	(14,367)	(6,926)
Cash flows from financing activities:			
Purchase and retirement of Company stock		(4,783)	(4,853)
Principal payments on long-term debt		(4,762)	(1,880)
Principal payments under capital lease obligations	(250)	(257)	(229)
Loan payments received from officer/director	135		40
Proceeds from exercise of stock options	576		
Net cash provided by (used in) financing activities	461	(9,802)	(6,922)
Net increase (decrease) in cash and cash equivalents	15,058	(4,587)	1,533
Cash and cash equivalents at beginning of year	15,103	19,690	18,157
Cash and cash equivalents at end of year	$ 30,161	$ 15,103	$ 19,690

The accompanying notes are an integral part of these consolidated financial statements.

	2002	2001	2000
Reconciliation of Net Income to Net Cash Provided by Operating Activities:			
Net income	$ 14,346	$ 13,307	$ 12,359
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	8,139	7,872	6,719
Provision for losses on accounts and notes receivable	(20)	58	142
Net loss (gain) from the disposal of property, plant and equipment	(19)	44	(19)
Realized loss (gain) on investments, net	(98)	(383)	434
Tax benefit of stock option transactions	110		
Changes in assets and liabilities net of effects from noncash investing and financing activities:			
(Increase) decrease in assets:			
Investments	(143)	(182)	(2)
Accounts and notes receivable	1,475	966	(2,242)
Inventories	206	(1,334)	(1,212)
Other current assets	1,071	(547)	(903)
Other assets	178	(404)	(602)
Increase (decrease) in liabilities:			
Accounts payable and other accrued expenses	572	1,092	659
Deferred income taxes	(413)	(1,189)	(568)
Other liabilities	129	282	616
Net cash provided by operating activities	$ 25,533	$ 19,582	$ 15,381

The accompanying notes are an integral part of these consolidated financial statements.

1. Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of these consolidated financial statements.

Basis of Presentation and Business Description

The consolidated financial statements of Arden Group, Inc. (the "Company") include the accounts of the Company and its direct and indirect subsidiaries. All intercompany accounts and transactions are eliminated in consolidation. The Company operates 18 supermarkets in Southern California.

Fiscal Year

The Company operates on a fiscal year ending on the Saturday closest to December 31. Fiscal years for the consolidated financial statements included herein ended on December 28, 2002, December 29, 2001 and December 30, 2000. Each of the three years presented consists of 52 weeks.

Cash and Cash Equivalents

The Consolidated Statements of Cash Flows classify changes in cash and cash equivalents (short-term, highly liquid investments readily convertible into cash with an original maturity at date of purchase of three months or less) according to operating, investing or financing activities. At times, cash balances held at financial institutions are in excess of federally insured limits. The Company places its temporary cash investments with high credit, quality financial institutions and limits the amount of credit exposure to any one financial institution. The Company believes no significant concentration of credit risk exists with respect to these cash investments.

Investments

The Company invests in marketable securities including mutual funds and debt and equity securities. Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. All marketable securities are defined as available-for-sale investments under the provisions of Statement of Financial Accounting Standards No. ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities."

Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. Debt securities for which the Company does not have the intent or ability to hold to maturity and equity securities are classified as available-for-sale. Investments are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. The cost of investments sold is determined based on the specific identification method.

In January 2001, the Company invested $2,500,000 in a limited partnership that invests primarily in publicly traded, high yield bonds. The holding represents less than a 3% interest and the Company does not have the ability to exercise significant influence over the operating and financial policies of the partnership. Consequently, the investment is accounted for under the cost method. The partnership allows withdrawals on a quarterly basis.

Accounts and Notes Receivable

The Company monitors vendor receivables and extensions of credit on an ongoing basis and has not experienced significant losses related to its receivables. At December 28, 2002, the Company did not have significant credit risk concentrations. No single group or customer represents greater than 2% of total accounts and notes receivable. Issuance costs related to Gelson's charge cards are not significant and are expensed as incurred.

Inventories

Supermarket nonperishable inventories are stated at the lower of cost or market, with cost determined using the last-in, first-out ("LIFO") method. Perishable inventories are valued at the lower of cost on a first-in, first-out ("FIFO") method or market.

The Company estimates inventory adjustments based on historical experience derived from periodic physical inventories and other factors. Allowances for inventory adjustments are recorded based on these estimates to properly reflect inventory at the balance sheet date.

Property Held for Resale or Sublease

It is the Company's policy to hold for sale or sublease property considered by management as excess and no longer necessary for the operations of the Company. The aggregate carrying values of such owned property is periodically reviewed for impairment and adjusted, when appropriate.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of individual assets or classes of assets as follows:

Buildings and improvements	5 to 15 years
Store fixtures and office equipment	3 to 8 years
Transportation equipment	2 to 5 years
Machinery and equipment	3 to 10 years

Improvements to leased properties are amortized over their estimated useful lives or lease period, whichever is shorter. Leasehold interests are amortized over the initial lease term.

Leased property meeting certain capital lease criteria is capitalized and the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed on the straight-line method over the shorter of the estimated useful life or the initial lease term.

Normal repairs and maintenance are expensed as incurred. Expenditures which materially increase values, change capacities or extend useful lives are capitalized. Replacements are capitalized and the property, plant and equipment accounts are relieved of the items being replaced. The related costs and accumulated depreciation of disposed assets are eliminated and any gain or loss on disposition is included in income.

Impairment of Long-Lived Assets

The Company monitors the carrying value of long-lived assets for potential impairment each quarter whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Impairment is determined by comparing projected undiscounted cash flows to be generated by the asset to its carrying value. If impairment is identified, a loss would be recorded equal to the excess of the asset's net book value over the asset's fair value.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values because of the short-term maturity of these instruments. The fair value of long-term debt closely approximates its carrying value. The Company uses quoted market prices, when available, or discounted cash flows to calculate these fair values.

General & Auto Liability Costs

The Company is primarily self-insured for losses related to general and auto liability claims for up to $250,000. Accruals are based on reported claims and an estimate of claims incurred but not reported. The Company's liability reserve for unpaid and incurred but not reported claims at December 28, 2002 was approximately $1,057,000. While the ultimate amount of claims incurred are dependent on future developments, in management's opinion, recorded reserves are adequate to cover the future payment of claims.

Revenue Recognition

The Company recognizes revenue at the time of sale. Discounts given to customers are recorded at the point of sale as a reduction of revenues. The Company maintains a bad debt allowance for receivables from vendors and Gelson's credit card sales. Valuation reserves are adjusted periodically based on historical recovery rates.

Merchandise Costs

Vendor rebates, credits and promotional allowances that relate to the Company's buying and merchandising activities, including lump-sum payments associated with long-term contracts, are recorded as a component of merchandise costs as they are earned in accordance with the underlying agreement.

Stock Options and Stock Appreciation Rights

The Company accounts for its Stock Option Plan using the intrinsic value based method prescribed in Accounting Principles Board Opinion No. ("APB") 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized in the Company's Statements of Operations and Comprehensive Income for fiscal years 2002, 2001 or 2000. SFAS 123, "Accounting for Stock-Based Compensation," encourages adoption of a fair value based method for valuing the cost of stock-based compensation. However, it allows companies to use the intrinsic value based method prescribed by APB 25 and disclose pro forma net earnings and earnings per share in accordance with SFAS 123.

Stock-based compensation under the stock appreciation rights ("SARs") program is subject to variable accounting in accordance with Financial Accounting Standards Board Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans." As a result, changes in the market price of the Company's Class A Common Stock impacts the SARs compensation charge.

Environmental Costs

Costs incurred to investigate and remediate contaminated sites are expensed as incurred.

Store Opening Costs

Noncapital expenditures incurred in opening a new store are expensed as incurred.

Advertising and Sales Promotion Costs

Advertising and sales promotion costs are expensed as incurred and totaled $2,760,000, $3,187,000 and $2,630,000 in 2002, 2001 and 2000, respectively.

Income Taxes

Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

Net Income Per Share

Basic net income per share is computed by dividing the net income attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income per share is calculated by adjusting outstanding shares to include all potentially dilutive stock options. The weighted average number of common shares used to compute dilutive net income per share in 2000 excludes 30,000 shares related to stock options. These shares are excluded due to their antidilutive effect on net income per share.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. Actual results could differ from these estimates. Significant estimates include the Company's liabilities for general and auto liability self-insured retention.

Impact of Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." These statements change the accounting for business combinations and goodwill in two significant ways. SFAS 141 requires that the purchase method of accounting be used for business combinations. Use of the pooling-of-interests method will be prohibited. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Adoption of SFAS 141 and 142 in the Company's 2002 fiscal year did not have an impact on the consolidated financial statements.

In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 144 establishes one accounting model, based on the framework established in SFAS 121, for the recognition, measurement and reporting of impairment of long-lived assets to be held and used and of long-lived assets to be disposed of by sale. Adoption of SFAS 144 in the Company's 2002 fiscal year did not have an impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. This standard is not expected to have an impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS 148 amends FASB 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company will adopt the disclosure only provision of this statement effective with the first quarter of fiscal 2003.

2. Investments

Marketable securities are shown on the accompanying balance sheet at their fair value. The investment in a limited partnership that invests primarily in publicly traded, high yield bonds is accounted for under the cost method as the Company owns less than 3% of the partnership and does not have the ability to exercise significant influence over the operating and financial policies of the partnership. The fair market value of the Company's investment in the limited partnership was approximately $3,061,000 at December 31, 2002. The partnership allows withdrawals on a quarterly basis.

(In Thousands)	*Cost*	*Unrealized Gain (Loss)*	*Fair Value*
As of December 28, 2002:			
Investments:			
Mutual funds	$ 21,825	$ (89)	$ 21,736
Equity securities	985	245	1,230
Debt securities	1,863	237	2,100
Limited partnership	2,500		2,500
Total	$ 27,173	$ 393	$ 27,566
As of December 29, 2001:			
Investments:			
Mutual funds	$ 12,597	$ (10)	$ 12,587
Equity securities	2,237	(13)	2,224
Debt securities	2,609	(1,069)	1,540
Limited partnership (1)	2,500		2,500
Total	$ 19,943	$ (1,092)	$ 18,851

(1) The Company follows the cost method of accounting for this investment. Accordingly, the fair value reflects the cost basis.

The contractual maturities of available-for-sale debt securities at December 28, 2002 are as follows:

(In Thousands)	*Amortized Cost*	*Fair Value*
Due after one year through three years	$1,133	$1,373
Due after three years through five years	730	727
	$1,863	$2,100

Realized net losses from the sale of securities were $211,000, $44,000 and $434,000 in 2002, 2001 and 2000, respectively.

3. Accounts and Notes Receivable, Net

(In Thousands)	*December 28, 2002*	*December 29, 2001*
Accounts receivable, trade	$ 3,827	$3,970
Notes receivable	116	42
Other accounts receivable	1,675	2,764
	5,618	6,776
Less: Allowance for doubtful accounts and notes receivable	(206)	(257)
	$ 5,412	$6,519

The provision for doubtful accounts and notes receivable in 2002, 2001 and 2000 was approximately $20,000, $58,000 and $142,000, respectively.

4. Inventories

Inventories valued by the LIFO method totaled $11,601,000 in 2002, $11,779,000 in 2001 and $10,530,000 in 2000. Inventory balances would have been $3,186,000, $3,440,000 and $3,253,000 higher at the end of 2002, 2001 and 2000, respectively, if they had been stated at the lower of FIFO cost or market. The LIFO effect on net income and basic net income per common share in 2002 was an increase of approximately $150,000 ($.04 per share) and a decrease of $111,000 ($.03 per share) and $77,000 ($.02 per share) in 2001 and 2000, respectively.

5. Significant Supplier

The Company procures approximately 22% of its product through Unified Western Grocers, Inc. ("Unified"), a grocery cooperative. As a member-patron, the Company is required to provide Unified with certain minimum deposits and credit in order to purchase product from the cooperative. As of December 28, 2002, the Company had approximately $1,418,000 on deposit with Unified. The minimum deposit requirement is satisfied through a combination of cash, credit and ownership of equity shares in Unified. In September 2002, Unified's Board of Directors authorized a quasi-reorganization that eliminated its accumulated deficit in retained earnings and restated assets and liabilities to their fair values. Unified's Board of Directors has adopted an equity enhancement plan for its 2002 fiscal year. Under the equity enhancement plan, member-patrons will receive five-year low interest bearing subordinated patronage dividend certificates in lieu of amounts previously paid in cash and Class B shares. In 2002, the Company earned approximately $149,000 in subordinated patronage dividend certificates. In the event Unified continues to incur reductions in earned surplus, the Company may face impairment issues relating to the deposits provided to Unified. In view of the above, the Company has currently elected not to recognize the patronage dividend as income until the certificates are redeemed. The Company will evaluate this policy on an annual basis based on facts and circumstances as they exist in the future.

6. Property, Plant and Equipment

(In Thousands)	December 28, 2002	December 29, 2001
Land	$ 8,110	$ 8,110
Buildings and improvements	9,693	9,693
Store fixtures and office equipment	35,417	35,775
Transportation equipment	2,796	2,664
Machinery and equipment	1,001	973
Leasehold improvements	42,153	41,738
Leasehold interests	4,538	4,538
Assets under capital leases	3,058	3,058
Assets under construction	1,410	373
	108,176	106,922
Accumulated depreciation and amortization	(55,722)	(50,304)
	$ 52,454	$ 56,618

As of December 28, 2002, approximately $17,121,000 of property, plant and equipment (at cost) was fully depreciated and is still being used in operations. As of December 28, 2002, the Company has recorded $2,523,000 in accumulated amortization for assets under capital lease.

7. Other Current Liabilities

(In Thousands)	December 28, 2002	December 29, 2001
Employee compensated absences	$ 4,487	$ 4,216
Taxes (including taxes collected from others of $1,556 and $1,398, respectively)	3,771	2,340
Payroll	1,322	1,330
Employee benefits	1,277	1,113
Other	5,011	4,815
	$ 15,868	$ 13,814

8. Long-Term Debt

	Current		Non-Current	
(In Thousands)	December 28, 2002	December 29, 2001	December 28, 2002	December 29, 2001
Obligations under capital leases	$ 220	$ 289	$ 1,055	$ 1,906
7% Subordinated income debentures due September 1, 2014			1,228	1,228
	$ 220	$ 289	$ 2,283	$ 3,134

At December 28, 2002, the approximate principal payments required on long-term debt for each fiscal year are as follows:

(In Thousands)

2004	2005	2006	2007	Thereafter
$245	$273	$304	$233	$1,228

The Company has bank revolving lines of credit in the amount of $5,000,000 and $3,000,000 which expire August 2004 and October 2003, respectively. Borrowings bear interest at the bank's prime rate or the adjusted LIBOR rate plus an index up to 1.2%. At the end of 2002 and 2001, there were no amounts borrowed against either of the revolving lines of credit.

Notes Payable: In 1999, 1997 and 1995, the Company borrowed $4,750,000 (at 6.98%), $2,500,000 (at 6.76%) and $2,750,000 (at 6.18%), respectively, under a $10,000,000 non-revolving line of credit to finance the purchase of supermarket equipment. The note payable entered into in 1995 was paid in full in December 2000 and the 1997 and 1999 notes payable were paid in full in October 2001. The loan agreement expired in July 2002.

Debentures: The indenture relating to the 7% subordinated income debentures ("7% Debentures"), due September 1, 2014, provides for interest payable semi-annually on March 1 and September 1 to the extent that current annual net income is sufficient therefor, or at the discretion of the Company, out of available retained earnings. No accrued interest was in arrears as of December 28, 2002. The debentures are recorded at face value which approximates its fair value.

9. Capital Stock

Class A Common Stock: The Company is authorized to issue 10,000,000 shares of Class A Common Stock, par value $.25 per share. At December 28, 2002 and December 29, 2001, shares issued were 3,355,935 and 3,340,185, respectively, including 1,357,200 treasury shares. During 2001, the Company purchased and retired 109,927 shares of its Class A Common Stock for an aggregate purchase price of approximately $4,783,000. The Class A Common Stock has one vote per share on all matters on which stockholders are entitled to vote or consent.

Class B Common Stock: The Company is authorized to issue 1,500,000 shares of Class B Common Stock, par value $.25 per share. At December 28, 2002 and December 29, 2001, there were 1,363,584 and 1,364,584 shares, respectively, issued and outstanding. The Class B Common Stock has ten votes per share on virtually all matters on which stockholders are entitled to vote or consent. Transfer of Class B Common Stock is restricted to other Class B stockholders and certain other classes of transferees. Class B Common Stock is convertible, at the option of the holder, into Class A Common Stock on a share-for-share basis. The Class B Common Stock is also automatically converted into Class A Common Stock under certain circumstances, including upon the transfer of such stock to a transferee other than another Class B stockholder and certain other classes of transferees. 1,000 and 4,400 shares of Class B Common Stock were exchanged for Class A Common Stock during 2002 and 2001, respectively. No shares were converted in 2000. Cash or property dividends on Class B Common Stock are restricted to an amount equal to 90% of any dividend paid on Class A Common Stock.

10. Stock Options and Stock Appreciation Rights

In 1998, the Company adopted a Non-Officer and Non-Director Stock Option Plan (the "Stock Option Plan") which initially provided for the granting of stock options to key employees to purchase up to 35,000 shares of the Company's Class A Common Stock. The Stock Option Plan was amended in 2000 to increase the number of shares available thereunder to an aggregate of 70,000 shares. The objective of the Stock Option Plan is to attract and retain quality personnel and to promote the success of the Company by providing employees the opportunity to share in its growth. These options vest at 25% per year beginning at the end of the first year and expire five years from the date of grant. The exercise price of stock options granted under the Stock Option Plan is equal to the fair market value of the Company's Class A Common Stock on the date of grant.

Compensation expense for the Company's Stock Option Plan as determined under SFAS 123 using the fair value based method would have reduced the Company's pro forma net income and basic net income per common share to the pro forma amounts as follows:

(In Thousands, Except Net Income Per Share)	*2002*	*2001*	*2000*
Net income, as reported	$14,346	$13,307	$12,359
Net income, pro forma	$14,262	$13,215	$12,271
Basic net income per common share, as reported	$ 4.28	$ 3.93	$ 3.52
Basic net income per common share, pro forma	$ 4.25	$ 3.90	$ 3.49
Diluted net income per common share, as reported	$ 4.26	$ 3.92	$ 3.52
Diluted net income per common share, pro forma	$ 4.24	$ 3.89	$ 3.49

The weighted average fair value at date of grant for options issued in 2000 was $12.50 per option. The fair value of options at date of grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2000
Risk-free interest rate	6.54%
Expected dividend yield	0%
Expected option life	4 years
Expected stock price volatility	44.3%

The effects of applying SFAS 123 for the pro forma disclosures are not necessarily indicative of the effects expected on current or future net income and basic net income per common share as the valuations are based on highly subjective assumptions about the future, including stock price volatility and exercise patterns.

The Company also has granted SARs covering shares of the Company's Class A Common Stock to non-employee directors and persons who are at the vice president or higher level of the Company. Each SAR entitles the holder to receive upon exercise thereof the excess of the fair market value of a share of Class A Common Stock on the date of exercise over the fair market value of such share on the date granted. The SARs vest 25% each year beginning at the end of the first year and expire five years from the date of grant.

Stock options and SARs transactions during the past three years have been as follows:

	Stock Options		*SARs*			
			Officers		*Non-Employee Directors*	
	Options	*Weighted Average Price*	*SARs*	*Weighted Average Price*	*SARs*	*Weighted Average Price*
Outstanding as of January 1, 2000	30,000	$40.00	10,000	$40.00		
Granted	11,500	$29.06	10,000	$29.06	40,000	$29.06
Outstanding as of December 30, 2000	41,500	$36.97	20,000	$34.53	40,000	$29.06
Granted					10,000	$48.00
Outstanding as of December 29, 2001	41,500	$36.97	20,000	$34.53	50,000	$32.85
Exercised	14,750	$39.07	12,500	$36.72	17,500	$29.06
Outstanding as of December 28, 2002	26,750	$35.81	7,500	$30.89	32,500	$34.89
Exercisable as of December 28, 2002	21,000		2,500		5,000	
Available for grant as of December 28, 2002	28,500		8,000		N/A	

The following table summarizes information about the Company's Stock Options and SARs outstanding at December 28, 2002:

Range of Exercise Price	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Stock Options					
$29.06	10,250	2.2 years	$29.06	4,500	$29.06
$40.00	16,500	0.9 years	$40.00	16,500	$40.00
SARs – Non-Employee Directors					
$29.06	22,500	2.2 years	$29.06	2,500	$29.06
$48.00	10,000	3.5 years	$48.00	2,500	$48.00
SARs – Officers					
$29.06	6,250	2.2 years	$29.06	1,250	$29.06
$40.00	1,250	0.9 years	$40.00	1,250	$40.00

For 2002, 2001 and 2000, the Company incurred compensation expense related to SARs of $481,000, $1,223,000 and $148,000, respectively.

11. Retirement Plans

The Company contributes to multi-employer union pension plans, administered by various trustees, which may be deemed to be defined benefit plans. Contributions to these plans are based upon negotiated wage contracts. Information relating to accumulated benefits and fund assets as they may be allocable to the participants at December 28, 2002 is not available. The Company's total union pension expense for all plans for 2002, 2001 and 2000 amounted to $3,086,000, $1,165,000 and $1,099,000, respectively. The Company's 2001 and 2000 expense is lower than 2002 due to the reinstatement of a union pension contribution in May 2002. The pension contribution was subsequently suspended again effective November 2002 and reinstated effective March 2003.

The Arden Group, Inc. 401(k) Retirement Savings Plan (the "Company Savings Plan") covers all nonunion employees of the Company and its subsidiaries who have attained the age of 18 and have completed at least one year of service. The Company Savings Plan provides that, with certain limitations, a participating employee may elect to contribute up to 15% of such employee's annual compensation to the Company Savings Plan on a tax-deferred basis. The Company made discretionary contributions to the Company Savings Plan of $806,000, $720,000 and $652,000 for the years 2002, 2001 and 2000, respectively.

The Company maintains a noncontributory, trusteed Stock Bonus Plan (the "Plan") which is qualified under Section 401 of the Internal Revenue Code of 1986, as amended. Under the Third Amendment to the Plan, effective January 1, 2002, no new participants or contributions to the Plan are allowed. Existing contributions must be invested in the Company's Class A Common Stock with excess cash being invested in certain government-backed securities. There were no contributions to the Plan in 2002, 2001 and 2000.

An employment agreement with a key executive officer provides for annual retirement compensation equal to 25% of his average base salary and bonus earned in the last three years prior to his retirement. The obligation determined on an actuarial basis is being accrued over the seven-year term of his employment agreement. The Company accrued $348,000, $273,000 and $273,000 toward this benefit in 2002, 2001 and 2000, respectively.

12. Income Taxes

The composition of the federal and state income tax provision (benefit) is as follows:

(In Thousands)	2002	2001	2000
Current:			
Federal	$ 7,420	$ 8,079	$ 6,904
State	2,026	2,290	1,856
Total current tax provision	9,446	10,369	8,760
Deferred:			
Federal	150	(1,204)	(250)
State	45	(434)	(12)
Total deferred tax provision	195	(1,638)	(262)
Total income tax provision	$ 9,641	$ 8,731	$ 8,498

The Company's deferred tax assets (liabilities) were attributable to the following:

(In Thousands)	December 28, 2002	December 29, 2001
Deferred tax assets:		
Capital lease obligations	$ 524	$ 903
Accrued expenses	2,475	2,362
State income taxes	758	750
Allowance for doubtful accounts	84	105
Other	729	964
Deferred tax assets	4,570	5,084
Deferred tax liabilities:		
Deferred gain on debenture exchange	(3,338)	(3,495)
Capital lease assets	(218)	(540)
Other	(434)	(274)
Deferred tax liabilities	(3,990)	(4,309)
Deferred income taxes, net	$ 580	$ 775

Reconciliation of the statutory federal rate and effective rate is as follows:

(In Thousands, Except Percentage Amounts)	2002 Amount	2002 Rate	2001 Amount	2001 Rate	2000 Amount	2000 Rate
Federal tax at statutory rate	$ 8,396	35.0%	$ 7,713	35.0%	$ 7,300	35.0%
State income taxes, net of federal tax benefit	1,378	5.7%	1,266	5.7%	1,198	5.7%
Other	(133)	(0.5%)	(248)	(1.1%)		
	$ 9,641	40.2%	$ 8,731	39.6%	$ 8,498	40.7%

13. Leases

The principal kinds of property leased by the Company and its subsidiaries are supermarket buildings. The most significant obligations assumed under the lease terms, other than rental payments, are the upkeep of the facilities, insurance and property taxes. Most supermarket leases contain contingent rental provisions based on sales volume and have renewal options. The Company's decision to exercise renewal options is primarily dependent on the level of business conducted at the location and the profitability thereof.

All leases and subleases with an initial term greater than one year are accounted for under SFAS 13, "Accounting for Leases." These leases are classified as either capital leases, operating leases or subleases, as appropriate.

Assets Under Capital Leases: Assets under capital leases are capitalized using interest rates appropriate at the inception of each lease. Contingent rentals associated with capital leases in 2002, 2001 and 2000 were $235,000, $214,000 and $181,000, respectively, and accordingly have been charged to expense as incurred. Following is an analysis of assets under capital leases:

(In Thousands)	December 28, 2002	December 29, 2001
Buildings:		
Cost	$ 3,058	$ 3,058
Accumulated amortization	(2,523)	(2,410)
	$ 535	$ 648

Also, included in property held for sublease is a property classified as a capital lease with a net book value of $677,000 as of year-end 2001. The lease for this property was assigned to a third party in 2002, thereby fully and completely terminating the Company's obligation under the lease.

Future minimum lease payments for the assets under capital leases at December 28, 2002 are as follows:

(In Thousands)	
2003	$ 348
2004	347
2005	347
2006	347
2007	246
Total minimum obligations	1,635
Interest	(360)
Present value of net minimum obligations	1,275
Current portion	(220)
Long-term obligations	$ 1,055

Operating Leases and Subleases: Future minimum lease payments for all noncancelable operating leases having a remaining term in excess of one year at December 28, 2002 are as follows:

(In Thousands)	Commitments	Deduct Sublease Rentals	Net Rental Commitments
2003	$ 7,274	$ 613	$ 6,661
2004	7,541	620	6,921
2005	7,164	601	6,563
2006	6,811	577	6,234
2007	6,635	578	6,057
Thereafter	68,871	2,864	66,007
	$ 104,296	$ 5,853	$ 98,443

Rent expense under operating leases was as follows:

(In Thousands)	2002	2001	2000
Minimum rent	$ 7,540	$ 6,998	$ 6,164
Contingent rent	1,277	1,389	1,247
	8,817	8,387	7,411
Sublease rentals	(1,670)	(1,644)	(1,597)
	$ 7,147	$ 6,743	$ 5,814

14. Related Party Transactions

At December 29, 2001, the Company held two notes receivable with balances totaling $135,000 from an officer/director of the Company. In August 2002, the notes were repaid in full by the officer/director. These notes arose from transactions in 1979 and 1980 whereby the Company loaned the officer/director money to purchase shares of the Company's Class A Common Stock at the then fair market value. The notes bore interest at the rate of 6% per annum payable annually. The December 29, 2001 receivable is shown on the balance sheet as a reduction of stockholders' equity.

A director of the Company was a director of a law firm which performed legal services for the Company.

15. Commitments and Contingent Liabilities

The Company has an employment agreement with a key executive officer and shareholder which expires on January 1, 2005. In addition to a base salary, the agreement provides for a bonus based on pre-tax earnings. No maximum compensation limit exists. Total salary and bonus expensed in 2002, 2001 and 2000 was approximately $1,405,000, $1,321,000 and $1,260,000, respectively.

As of December 28, 2002, authorized expenditures on projects in progress for the construction and purchase of property, plant and equipment totaled approximately $2,505,000. Of this total, approximately $1,584,000 has been contractually committed.

The Company and its subsidiaries are subject to a myriad of environmental laws, regulations and lease covenants with its landlords regarding air, water and land use, products for sale, and the use, storage and disposal of hazardous materials. The Company believes it substantially complies, and has in the past substantially complied, with federal, state and local environmental laws and regulations and private covenants. The Company cannot, at this time, estimate the expense it ultimately may incur in connection with any current or future violations; however, it believes any such claims will not have a material adverse impact on either the Company's consolidated financial position, results of operations or cash flows.

The Company or its subsidiaries are defendants in a number of cases currently in litigation, being vigorously defended, in which the complainants seek monetary damages. As of the date hereof, no estimate of potential liability, if any, is possible. Based upon current information, management, after consultation with legal counsel defending the Company's interests in the cases, believes the ultimate disposition thereof will have no material effect upon either the Company's consolidated financial position, results of operations or cash flows.

16. Selected Quarterly Financial Data (Unaudited)

(In Thousands, Except Per Share Data)

Quarter	*Sales*	*Gross Profit*	*Net Income*	*Diluted Net Income Per Share (1)*
2001				
First	$ 95,018	$ 39,879	$ 3,291	$ .95
Second	96,301	40,508	3,594	1.05
Third	96,920	41,397	3,380	1.01
Fourth (2)	103,641	43,794	3,042	.91
2002				
First	$100,560	$ 43,338	$ 3,785	$1.12
Second	98,710	42,939	3,524	1.05
Third	98,207	43,030	3,322	.99
Fourth (2)	103,901	45,155	3,715	1.10

(1) Earnings per share is calculated using the weighted average outstanding shares for the quarter.

(2) In the fourth quarter, the Company recorded compensation expense of $210 in 2002 and $816 in 2001 relating to stock appreciation rights. Costs associated with the opening of the Company's Pasadena store in September 2001 resulted in significantly higher operating expenses in the fourth quarter of 2001 compared to 2002.

Report of Independent Public Accountants

To the Stockholders of Arden Group, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations and comprehensive income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Arden Group, Inc. and its subsidiaries at December 28, 2002, and the results of their operations and their cash flows for each of the years in the periods ended December 28, 2002 and December 30, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of Arden Group, Inc. and its subsidiaries as of December 29, 2001 and for the year then ended were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated March 1, 2002.

PricewaterhouseCoopers LLP

Los Angeles, California

February 25, 2003

The following report is a copy of a report previously issued by Arthur Andersen LLP (Andersen). This report has not been reissued by Andersen, and Andersen did not consent to the incorporation by reference of this report. Because Andersen has not consented to the inclusion of its report, it may be difficult to seek remedies against Andersen and the ability to seek relief against Andersen may be impaired.

To the Stockholders of Arden Group, Inc.

We have audited the accompanying consolidated balance sheet of Arden Group, Inc. (a Delaware corporation) and subsidiaries as of December 29, 2001, and the related consolidated statement of operations and comprehensive income, stockholders' equity and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arden Group, Inc. and subsidiaries as of December 29, 2001, and the results of their operations and their cash flows for the period then ended in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Los Angeles, California

March 1, 2002

Directors and Officers

Board of Directors

Bernard Briskin, *Chairman of the Board, President and Chief Executive Officer, Arden Group, Inc.*
John G. Danhakl, *Partner, Leonard Green & Partners*
Robert A. Davidow, *Private Investor*
Kenneth A. Goldman, *Attorney, Reed Smith Crosby Heafey LLP*
Steven Romick, *Investment Advisor, Senior Vice President of First Pacific Advisors, Inc.*
Ben Winters, *Business Consultant*

Audit Committee

Ben Winters, *Chairman*
Robert A. Davidow
Steven Romick

Compensation Committee

John G. Danhakl, *Chairman*
Robert A. Davidow
Ben Winters

Investment Committee

Robert A. Davidow, *Chairman*
Bernard Briskin
John G. Danhakl
Steven Romick

Nominating Committee

Ben Winters, *Chairman*
Bernard Briskin
John G. Danhakl
Kenneth A. Goldman

Officers

Bernard Briskin, *Chairman of the Board, President and Chief Executive Officer*
David M. Oliver, *Chief Financial Officer*
Patricia S. Betance, *Assistant Secretary*
Douglas Freund, *Vice President-MIS*
Brenda McDaniel, *Vice President-HR and Insurance Administration*



Availability of Form 10-K

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the year ended December 28, 2002 will be provided upon written request to the Assistant Secretary, Arden Group, Inc., P. O. Box 512256, Los Angeles, California 90051-0256.

Dividend Information

Common Stock:
No cash dividends were paid on common stock in 2002 and 2001.

Transfer Agent

Continental Stock Transfer and Trust Company,
New York, New York

Trustee

7% Subordinated Income Debentures:
U.S. Bank Trust National Association,
Los Angeles, California

Corporate Offices

2020 South Central Avenue, Compton, California 90220
Telephone number: (310) 638-2842
Facsimile number: (310) 631-0950

Market Data

Arden Group, Inc. Class A Common Stock is traded over-the-counter. There were 1,139 Class A Common Stockholders at December 28, 2002. The high and low prices of the Class A Common Stock the past two years, by quarter, were:

Price Range		2002	2001
First	High	$ 69.95	$ 43.00
Quarter	Low	$ 57.00	$ 36.75
Second	High	$ 67.50	$ 55.00
Quarter	Low	$ 52.00	$ 40.16
Third	High	$ 63.49	$ 58.00
Quarter	Low	$ 51.51	$ 38.00
Fourth	High	$ 61.75	$ 62.20
Quarter	Low	$ 51.20	$ 44.00